SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(D)(1) or 13(E)(1) of the
Securities Exchange Act Of 1934

(Amendment No. 3)

NEUBERGER BERMAN CALIFORNIA INTERMEDIATE MUNICIPAL FUND INC.
(Name of Subject Company (Issuer))

NEUBERGER BERMAN CALIFORNIA INTERMEDIATE MUNICIPAL FUND INC.
(Name of Filing Person (Issuer))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

64123C101
(CUSIP Number of Class of Securities)

Robert Conti

Chief Executive Officer and President
Neuberger Berman California Intermediate Municipal Fund Inc.
605 Third Avenue
New York, NY 10158-0180
Telephone: (877) 628-2583
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With a Copy to:

Arthur C. Delibert, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, DC 20006
Telephone: (202) 778-9000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$8,634,502 (a)	$481.81 (b)

(a)	Calculated as the aggregate maximum purchase price to be paid for 611,942 shares in the offer, based upon a price of 98% of the net asset value per share of $14.40 on September 15, 2009.

(b)	Calculated at $55.80 per $1,000,000 of the Transaction Valuation.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $481.81	Filing Party: Neuberger Berman California Intermediate Municipal Fund Inc.
Form or Registration No.: Schedule TO	Date Filed: September 18, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

Amendment No. 3 to Tender Offer Statement

This Amendment No. 3 hereby amends and supplements the Tender Offer Statement on Schedule TO initially filed by Neuberger Berman California Intermediate Municipal Fund Inc., a Maryland corporation (the “Fund”), with the Securities and Exchange Commission (the "Commission") on September 18, 2009, as amended by Amendment No. 1 to Schedule TO filed with the Commission on September 21, 2009 and Amendment No. 2 to Schedule TO filed with the Commission on October 19, 2009 (as amended hereby, the “Schedule TO”). The Schedule TO relates to the Fund’s offer to purchase up to 10% of its outstanding shares of common stock, par value $0.0001 per share (the "Offer"), upon the terms and subject to the conditions set forth in the Fund’s Offer to Purchase dated September 18, 2009 and the related Letter of Transmittal, as the same may be amended or supplemented, copies of which have been filed as Exhibits (a)(1) and (a)(2), respectively. Filed herewith as Exhibit (a)(7) is a copy of the press release issued by the Fund dated October 23, 2009 announcing the results of the Offer and the information contained therein is incorporated herein by reference.

Except as amended herein, the information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

Item 12.     Exhibits.

Item 12 is hereby amended to add the following exhibit.

Exhibit No.	Document
(a)(7)	Press Release issued by the Fund dated October 23, 2009.

Item 13.

Not applicable.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Neuberger Berman California Intermediate Municipal Fund Inc.

By:	/s/ Robert Conti
Name:	Robert Conti
Title:	President and Chief Executive Officer

Dated as of: October 22, 2009

Exhibit Index

Exhibit No.	Document
(a)(1)(i)	Offer to Purchase dated September 18, 2009.[1]
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).[1]
(a)(1)(iii)	Notice of Guaranteed Delivery.[1]
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.[1]
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.[1]
(a)(1)(vi)	Notice of Withdrawal.[1]
(a)(5)	Press Release issued by the Fund dated September 18, 2009.[2]
(a)(6)	Press Release issued by the Fund dated October 19, 2009.[3]
(a)(7)	Press Release issued by the Fund dated October 23, 2009. (Filed herewith).

1        Previously filed as an exhibit to the Schedule TO filed by the Fund with the Commission on September 18, 2009.

2     Previously filed as an exhibit to Amendment No. 1 to the Schedule TO filed by the Fund with the Commission on September 21, 2009.

3      Previously filed as an exhibit to Amendment No. 2 to the Schedule TO filed by the Fund with the Commission on October 19, 2009.